VIA EDGAR	200 Crescent Court, Suite 300 Dallas, Texas 75201 +1 214 746 7700 tel +1 214 746 7777 fax

January 20, 2017	James R. Griffin +1 214 746 7779 James.Griffin@weil.com

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549-3628

Attn: Tom Kluck, Legal Branch Chief, Office of Real Estate and Commodities

Re:	Porto Holdco B.V. Registration Statement on Form S-4 Filed by Porto Holdco B.V. Filed December 19, 2016 File No. 333-215162

Dear Mr. Kluck:

This letter is sent on behalf of Porto Holdco B.V. (“Holdco”) in response to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) communicated in its letter dated January 17, 2017 (the “Comment Letter”) regarding the above-referenced filing.

Please note that Holdco today filed with the Commission Amendment No. 1 to the Registration Statement on Form S-4 (“Amendment No. 1”) reflecting, among other things, the revisions set forth below.

For ease of reference, the headings and numbers of Holdco’s responses set forth below correspond to the headings and numbers in the Comment Letter, and we have set forth below, in bold, the text of the Staff’s comment prior to each of Holdco’s responses in the same order as presented in the Comment Letter.

Registration Statement on Form S-4 filed on December 19, 2016

General

1.	Comment: We note that, prior to the business combination, Pace intends to merge with New Pace and shareholders of Pace will receive shares in New Pace. Please tell us the exemption relied upon for this transaction or advise.

Mr. Tom Kluck January 20, 2017 Page 2

Response: The Staff’s comment is noted. Holdco respectfully notes that the merger of Pace into New Pace is one step of many in a single, continuous transaction as a result of which all shareholders of Pace ultimately receive shares of Holdco upon the closing of the transaction. The shares to be issued to the Pace shareholders (other than Pace Sponsor and Pace’s independent directors) are being registered pursuant to the Registration Statement on Form S-4, and thus no exemption is necessary for such issuance. The issuance of the shares to Pace Sponsor and Pace’s independent directors is being effected pursuant to a private placement exemption available under Section 4(a)(2) of the Securities Act of 1933, as amended.

Explanatory Note

2.	Comment: We note your disclosure in the second bullet point regarding the purchase agreements to acquire Playa’s preferred shares and the disclosure on page 23 regarding the amount to be paid for each outstanding Playa preferred share. In the forepart of the prospectus, please disclose the aggregate consideration to be paid to acquire the Playa preferred shares that are outstanding including any amounts of accrued but unpaid dividends.

Response: The Staff’s comment is noted. Holdco has revised the disclosure in the Explanatory Note and on page 23 to reflect the Staff’s comment.

Questions and Answers, page 1

What interests do the Pace Initial Shareholders …?, page 8

3.	Comment: We note that you will reimburse your officers for out-of-pocket expenses if the business combination is approved. Please disclose the amount currently owed.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 9, 34, 86, 103, 126 and 205 to disclose that approximately $300 of expenses are currently owed.

What will Playa shareholders receive in the Business Combination?, page 4

4.	Comment: We note your disclosure under this subheading and elsewhere that, “All Playa Preferred Shares, will lapse without conversion thereof and no cash or other consideration will be delivered … in exchange therefor.” Please revise to discuss the Playa preferred share acquisition including any consideration to be paid for such shares.

Response: The Staff’s comment is noted. Holdco has revised the disclosure in the Explanatory Note and on pages ii, 4, 21, 23, 109, 149 and 150 to reflect the Staff’s comment.

Mr. Tom Kluck January 20, 2017 Page 3

Organizational Structure, page 21

5.	Comment: In the diagram on page 22, please disclose the percentage of ownership, to the extent possible, for each ownership group identified in Holdco immediately following the business combination.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on page 22 to reflect the Staff’s comment.

Risk Factors, page 51

Pace is not required to obtain an opinion… page 86

6.	Comment: Please expand this risk factor to address, as applicable, conflicts of interest presented by the Pace board in determining the value of Playa versus an independent third party.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on page 87 to reflect the Staff’s comment.

Consideration in the Business Combination, page 109

Consideration to Playa Shareholders in the Business Combination, page 110

7.	Comment: Please quantify, to the extent possible, the consideration to be paid to the Playa shareholders. Also revise the summary section accordingly.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 23 and 111 to reflect the Staff’s comment.

Background of the Business Combination, page 113

8.	Comment: Please provide disclosure regarding the reason for pursuing the merger from Playa’s perspective. Please refer to Item 4(a)(2) of Form S-4.

Response: The Staff’s comment is noted. Holdco has revised the “Background of the Business Combination” on page 121 to include disclosure as to the reasons of Playa Hotels & Resorts BV (“Playa”) for pursuing the merger to reflect the Staff’s comment.

Mr. Tom Kluck January 20, 2017 Page 4

The Pace Board’s Reasons for the Business Combination, page 118

9.	Comment: Please disclose the financial advisors and other advisors that the Pace Board consulted with to evaluate the transaction.

Response: The Staff’s comment is noted. Per Holdco’s discussion with the Staff, Holdco has revised the disclosure on page 118 to reflect the Staff’s comment.

10.	Comment: Please discuss whether the Pace board of directors determined that the price Pace is paying for the business is fair to and in the best interest of Pace and its stockholders and the relevant factors that the board considered in making this determination or advice us why such disclosure is not necessary. Please refer to Item 4(a)(2) of Form S-4.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on page 121 to reflect the Staff’s comment.

Satisfaction of 80% Test, page 121

11.	Comment: We note that Pace shareholders will hold 41.9% of Holdco upon completion of the business combination. Please disclose how the Pace shareholders’ ownership percentage of Holdco following the business combination satisfies the 80% test.

Response: The Staff’s comment is noted. Holdco respectfully advises the Staff that, under Pace’s amended and restated memorandum and articles of association and under the applicable NASDAQ listing requirements, the 80% test is determined by measuring the fair market value of the business or assets Pace Holdings Corp. (“Pace”) acquires in its initial business combination, and not by measuring Pace shareholders’ ownership percentages of the post-combination company. Under the amended and restated memorandum and articles of association of Pace and the NASDAQ listing requirements, the business or assets acquired by Pace in its initial business combination must have a fair market value equal to at least 80% of the balance of the funds held in Pace’s trust account (excluding deferred underwriting commissions and taxes payable on the income earned on the trust account) at the time of the execution of a definitive agreement for such initial business combination. As of December 13, 2016, the date of the execution of the transaction agreement for Pace’s business combination with Playa, the fair market value of marketable securities held in Pace’s trust account was approximately $435,000,000 (excluding $15,750,000 of deferred underwriting commissions and taxes payable on the income earned on the trust account) and 80% thereof represents approximately $348,000,000. As Playa was valued at an enterprise value of $1.75 billion, it exceeds the fair market value requirement of $348,000,000 under the 80% test. Holdco also respectfully submits that, even if the 80% test were a test to measure Pace shareholders’ ownership percentages of the post-combination company, such test would be met here given that Pace shareholders will hold approximately 41.9% of Holdco upon completion of the business combination, which is equal to approximately $450,000,000 (41.9% of the $1.07 billion market value) which exceeds the fair market value of $348,000,000.

Mr. Tom Kluck January 20, 2017 Page 5

12.	Comment: Please discuss in detail how the Pace Board determined the enterprise value of Playa.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 30 and 123 to reflect the Staff’s comment.

Material Tax Considerations, page 130

13.	Comment: Please revise your disclosure to identify counsel who provided the opinions with respect to the tax consequences under Cayman Islands tax law and Dutch tax law or advise us why such revision is not necessary.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on pages 141 and 142 to reflect the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Information

Note 2. Unaudited pro forma condensed combined balance sheet adjustments, page 178

14.	Comment: Please tell us and disclose the calculations under adjustment (b) with respect to the pro forma adjustments and balances under scenarios 1 and 2 for Ordinary shares and Paid-in capital, including the exchange rate used. Additionally, provide the calculation for such amounts in conjunction with adjustment (h).

Response: The Staff’s comment is noted. In response to the Staff’s comment regarding adjustment (b), Holdco has revised its disclosures to include the calculation with respect to the pro forma adjustments and balances under scenarios 1 and 2 for Ordinary shares and Paid-in capital, including the exchange rate used, as well as the calculation for such amounts in conjunction with adjustment (h), which has been separated into adjustment (h) and newly defined adjustment (i).

The updated disclosure under adjustment (b) is set forth below and reflected on page 182:

($ in thousands, except for per share)	Scenario 1—Assuming None of the Outstanding Pace Common Stock is Redeemed	Scenario 2—Assuming 17.5 million shares of the Outstanding Pace Common Stock is Redeemed
Reconciliation of ordinary shares:
Contracted enterprise value	$1,753,000	$1,753,000
Cash and cash equivalents	122,257	—
Debt	(794,974)	(797,892)

Net enterprise value	$1,080,283	$955,108
Holdco contracted enterprise value per share	$10.00	$10.00

Holdco shares outstanding	108,028,300	95,510,800
Par value[1]	$11,883	$10,506

Reconciliation of paid-in capital
Private Placement	$50,000	$50,000
Initial Playa and Pace paid-in capital	393,489	393,489
Holdco shares outstanding—par value	(11,883)	(10,506)
Conversion of Playa Preferred Shares	—	50,000
Elimination of Playa and Pace equity:
Redemption of Pace shares	—	(175,175)
Class A ordinary shares	429,379	429,379
Ordinary shares	657	657
Treasury shares	(23,108)	(23,108)
Pace accumulated deficit	(782)	(782)

Holdco paid-in capital	$837,752	$713,954
Total ordinary shares (par value and paid-in capital)	$849,635	$724,460

[1] Holdco shares outstanding multiplied by the par value of $0.11 (EUR 0.10 converted to USD using an exchange rate of 1:1.122).

Pro forma adjustment (b) describes Scenario 1, assuming none of the outstanding Pace common stock is redeemed. Immediately following the transaction Holdco would have $122.3 million of cash and cash equivalents and a net enterprise value of $1.08 billion, yielding 108,028,300 shares issued and outstanding (at a Holdco contracted enterprise value per share price of $10.00). Following the close out of Pace’s equity balances, totaling $406.1 million, and the addition of Pace and Playa’s initial paid in capital totaling $393.5 million and the private placement of $50.0 million, Holdco will have common equity of $849.6 million. Based upon an exchange rate of EUR to USD of 1:1.122, Holdco’s $849.6 million of common equity would be allocated between common stock at par value of $11.9 million (based upon the EUR 0.10 par value (USD $0.11) multiplied by the 108,028,300 shares issued and outstanding) and additional paid-in-capital of $837.7 million.

Mr. Tom Kluck January 20, 2017 Page 6

The explanation of pro forma adjustment (b) includes the calculation of Ordinary Shares and Paid-in capital under Scenario 2 as described by pro forma adjustments (h) and (i). Under Scenario 2, the redemption of 17,500,000 shares of outstanding Pace common stock will utilize $175.2 million of cash and cash equivalents from Pace; however, $50.0 million of Pace’s investment in Playa’s preferred shares, which are retired under Scenario 1, will be converted by HI Holdings Playa into common equity of Playa, resulting in a net decrease in cash and cash equivalents of $125.0 million, when compared to Scenario 1. The $125.0 million decrease in cash and cash equivalents creates an overdraft position of $2.9 million that is reclassified and presented within the debt balance. Due to the decline in cash and cash equivalents and increase in debt, Holdco’s enterprise value is decreased by $125.0 million. Accordingly, immediately following the transaction, Holdco would have $0 of cash and cash equivalents, debt of $797.9 million, and an enterprise value of $955.1 million, yielding 95,510,800 shares issued and outstanding (at a Holdco contracted enterprise value per share price of $10.00). Following the close out of Pace’s equity balances, totaling $230.9 million ($406.1 million noted in Scenario 1, less the $175.2 million due to redemption by Pace shareholders), the addition of Pace and Playa’s initial paid-in capital totaling $393.5 million, the $50.0 million conversion by HI Holdings Playa of Playa’s preferred shares into common equity of Holdco (as discussed above) and the private placement of $50.0 million, Holdco will have common equity of $724.5 million. Based upon an exchange rate of EUR to USD of 1:1.122, Holdco’s $724.5 million of common equity would be allocated between common stock at par value of $10.5 million (based upon the EUR 0.10 par value (USD $0.11) multiplied by the 95,510,800 shares issued and outstanding) and additional paid-in-capital of $713.9 million.

Mr. Tom Kluck January 20, 2017 Page 7

In response to the Staff’s comment regarding adjustment (h), the calculation has been updated to represent the maximum redemption by Pace shareholders of $175.2 million, which represents 17.5 million shares at an estimated redemption price of $10.01 per share. The estimated per share redemption price has been updated to be consistent with the proxy statement and is derived by the value of the Trust Account ($450.6 million as of September 30, 2016 for pro forma purposes) divided by 45,000,000 shares held by the Pace public shareholders prior to redemption.

Pro forma adjustment (i) has been updated to represent the $50.0 million conversion of Preferred Shares to ordinary shares prior to the acquisition of all Playa Preferred Shares by Holdco, which is the contracted dollar amount based on the terms of the maximum redemption scenario in the Transaction Agreement.

Mr. Tom Kluck January 20, 2017 Page 8

Note 3. Unaudited pro forma condensed combined statement of operations adjustments, page 179

15.	Comment: Please provide to us the calculation for adjustment (b) used to determine that the conversion of $50M of Playa preferred stock held by HI Holdings Playa into common stock of Playa prior to consummating the acquisition would increase total outstanding Playa common shares by 5 million given the calculation of the Hyatt Preferred Share Adjustment as defined in the proxy statement/prospectus. We note Playa redeemed 4.227 million shares of preferred stock on October 4, 2016 using net proceeds of approximately $50.5 million from the issuance of Senior Notes due 2020.

Response: The Staff’s comment is noted. In response to the Staff’s comment, Holdco respectively submits that, on October 4, 2016, Playa redeemed 4,227,000 preferred shares for $50.5 million, of which $35.5 million was related to the redemption price of the preferred shares at $8.40 per share and $15.0 million was associated with the accrued dividends (determined on a per-share-basis) associated with the redeemed preferred shares.

Adjustment (b) assumes that HI Holdings Playa will convert $50.0 million of its investment in Playa Hotels and Resorts B.V. into common shares pursuant to the Share Sale and Purchase Agreement to be entered into prior to the consummation of the Business Combination. Such investment is comprised of 4,246,858 million preferred shares as of September 30, 2016 with a conversion price of $8.40 per share and the $14.3 million associated accrued dividends (determined on a per-share-basis). The calculations follow:

	Repurchase on October 4, 2016	Conversion per Pro Forma as of September 30, 2016
Shares exchanged, converted	4,227,100	4,246,858
Conversion of Playa Preferred Shares	8.40	8.40

Net Value	$35,507,640	$35,673,607
Unissued PIK dividends paid, converted	14,992,360	14,326,393

Total Consideration	$50,500,000	$50,000,000

The additional consideration of $50.0 million from the conversion adds value to the Net Enterprise Value under Scenario 2 (sum of Enterprise value per the Transaction Agreement, Holdco’s net cash balance and Holdco’s net debt balance) as it decreases the amount of Holdco’s net debt balance. The total number of outstanding Holdco shares is calculated by taking the Net Enterprise Value divided by the Holdco contracted enterprise value per share price of $10.00. The increase in outstanding Playa common shares from Scenario 1 to Scenario 2 is due to the maximum redemption by Pace shareholders and the conversion of Preferred Shares by HI Holdings Playa.

Mr. Tom Kluck January 20, 2017 Page 9

Please see the calculation per the updated figures in adjustment (b):

Scenario 2—Additional Pro forma Adjustments
Cash paid for redemption of Pace shares (17.5 million shares @ $10.01 per share)	$(175,175,000)
Conversion of Playa Preferred Shares	50,000,000

Net Impact on Net Enterprise Value	$(125,175,000)
Holdco contracted enterprise value per share	$10.00

Scenario 2 pro forma adjustments impact on Holdco shares outstanding	(12,517,500)

	Scenario 1— Holdco Shares Outstanding		Pro Forma	Scenario 2— Holdco Shares Outstanding
PACE public shareholders	45,000,000	A	(17,500,000)	27,500,000
PACE Sponsor	7,500,000		—	7,500,000
Private Placement Investors	5,144,654		—	5,144,654
Playa common shareholders	50,383,646	B	4,982,500	55,366,146

Total outstanding at Playa Merger closing	108,028,300		(12,517,500)	95,510,800

A – 17.5 million shares redeemed per scenario 2.

B – Remaining shares given to Playa common shareholders

Business of Holdco before the Business Combination, page 182

16.	Comment: We note that Mr. Fernandes das Neves and Mr. Siemssen currently serve as the directors of Holdco and will serve in that role until the business combination. Additionally, we note that these individuals are the signatories for the registration statement. Please provide the disclosure required by Item 401(e) of Regulation S-K or advise why such disclosure is not required. Additionally, please provide the signatures of your principal executive officer, principal financial officer and principal accounting officer. See Instruction 1 to the Signatures section of Form S-4.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on page 187 and the signatures on page II-4 to reflect the Staff’s comment.

Executive Compensation, page 225

17.	Comment: We note your disclosure on page 288 that following the business combination, Holdco intends to develop an executive compensation program that is consistent with Playa’s existing compensation policies. In this section, please discuss how the specific forms of compensation are structured and implemented to reflect each named executive officer’s individual performance including the elements of individual performance and/or contribution that are taken into account. See Item 402(b) of Regulation S-K and Compliance and Disclosure Interpretations, Regulation S-K, Item 217.12.

Response: The Staff’s comment is noted. Holdco has revised the disclosure on page 231 to reflect the Staff’s comment. Holdco respectfully advises the Staff that as an “emerging growth company,” Holdco is not subject to Item 402(b) of Regulation S-K.

Mr. Tom Kluck January 20, 2017 Page 10

2017 Omnibus Incentive Plan, page 290

18.	Comment: We note your disclosure that the plan is filed as an exhibit to the registration statement; however, it does not appear to be listed in the exhibit list. Please file the document and revise the exhibit list accordingly or advise.

Response: The Staff’s comment is noted. Holdco has filed the 2017 Omnibus Incentive Plan as Exhibit 10.12 with Amendment No. 1 and has updated the exhibit list accordingly.

Consolidated Financial Information

Playa Hotels & Resorts B.V.

General

19.	Comment: We note you have not provided Schedule III – Real estate and accumulated depreciation for Playa as of December 31, 2015. Please tell us how you considered Item 17(b)(9) of Form S-4 in determining whether such schedule is required.

Response: The Staff’s comment is noted. Holdco respectfully advises the Staff that Item 17(b)(9) of Form S-4 requires the registrant to furnish the information that would be required by Rule 12-28 of Regulation S-X if securities of Playa were being registered. Rule 12-28 contains Schedule III disclosure related to real estate and accumulated depreciation. As provided in Rule 5-04 of Regulation S-X:

“The schedule prescribed by § 210.12-28 shall be filed for real estate (and the related accumulated depreciation) held by persons a substantial portion of whose business is that of acquiring and holding for investment real estate or interests in real estate, or interests in other persons a substantial portion of whose business is that of acquiring and holding real estate or interests in real estate for investment. Real estate used in the business shall be excluded from the schedule.”

Holdco respectfully advises the Staff that Schedule III would not apply to Playa if its securities were being registered because a substantial portion of Playa’s business is not that of acquiring and holding for investment real estate or interests in real estate. Although Playa uses real estate in its business, Playa’s business, as disclosed in the Form S-4, is the ownership and operation of all-inclusive resorts. Therefore, Playa, like other public company hotel and resort owners and operators, is not required to include Schedule III disclosure in its registration statements or Form 10-K’s.

Mr. Tom Kluck January 20, 2017 Page 11

Exhibit 5.1

20.	Comment: We note that in assumption 4.3(a)(i) counsel assumes that the shares will have been validly authorized. Please note that this assumption appears to assume away the relevant issue. Please advise counsel to revise the opinion to remove such assumption. Please refer to Items II.B.1.a. and II.B.3.a. of Staff Legal Bulletin No. 19.

Response: The Staff’s comment is noted. Holdco’s counsel has revised the opinion filed as Exhibit 5.1 to reflect the Staff’s comment.

If you have any questions or would like further information concerning Holdco’s responses to the Comment Letter, please do not hesitate to contact me at (214) 746-7779. Thank you for your time and consideration.

Sincerely,

/s/ James R. Griffin

James R. Griffin, Esq.

cc:	Via E-mail Pedro Gouveia Fernandes das Neves, Managing Director Kyle C. Krpata, Esq. Christopher R. Machera, Esq. Michael E. McTiernan, Esq.